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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS       Exhibit 12

        Year Ended December 31,
        1995    1994    1993    1992    1991

Earnings (Loss) before income taxes and
   other items (1)                          $116.2  $115.2  $(239.7)  $(344.3)     $(11.0)
Earnings (Loss) of majority owned
   affiliates - not consolidated               -       -       -         (0.6)        -
Total earnings (loss) before income taxes
   and other items                           116.2   115.2   (239.7)   (343.7)      (11.0)

Add:
Interest                                      30.6    32.2     46.8      54.8        64.9
Interest portion of rentals (2)               14.0    14.0     14.6      19.0        33.4

Adjusted earnings (loss) before income
   taxes and other items                    $160.8  $161.4  $(178.3)  $(269.9)      $87.3
Dividends on preferred stock:
Preferred dividend requirements              $23.8   $26.0    $12.9      $1.7        $0.8
Pre-tax to net income ratio (3)                84%     85%     100%      100%        100%
Preferred dividend factor on a
   pre-tax basis                             28.3    30.6     12.9       1.7         0.8
Interest                                     30.6    32.2     46.8      54.8        64.9
Interest portion of rentals                  14.0    14.0     14.6      19.0        33.4

Fixed charges and preferred dividends       $73.0   $76.8    $74.3     $75.5       $99.1

Ratio of earnings to combined fixed
   charges and preferred dividends           2.20    2.10

Earnings to combined fixed charges
   and preferred dividends deficiency                       $252.6    $345.4       $11.8

(1)  Results include discontinued operations and are restated for the poolings of Comdata and Resumix in 1995.
(2)  Assumed to be one-third of rental expense.
(3)  Represents the reciprocal of the ratio of the income tax provision to earnings before income taxes. A tax gross-up would not have a material effect prior to 1994
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